ALEXCO RESOURCE CORP.
Suite 1150, 200 Granville Street
Vancouver, British Columbia, V6C 1S4
Telephone: (604) 633-4888
Facsimile: (604) 633-4887

NOTICE OF MEETING

TO:        The Shareholders of Alexco Resource Corp.

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the "Meeting") of the holders of common shares ("Shares") of Alexco Resource Corp. (the "Corporation") will be held at the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on Friday, June 15, 2012, at the hour of 1:30 p.m., Vancouver time, for the following purposes:

1.

To receive and consider the report of the directors and the consolidated financial statements together with the auditors’ report thereon for the six month transitional fiscal year ended December 31, 2011;

2.	To fix the number of directors at seven;

3.	To elect directors for the ensuing year;

4.	To appoint the auditors for the ensuing year; and

5.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice is a form of proxy and a financial statement and MD&A request form. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only holders of Shares of record at the close of business on May 9, 2012 will be entitled to receive notice of and vote at the Meeting. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED as of this 9th day of May, 2012.

BY ORDER OF THE BOARD

(signed) Clynton R. Nauman
Clynton R. Nauman, President and Chief Executive Officer

If you are a non-registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your Shares not being eligible to be voted by proxy at the Meeting.